Exhibit 99.1

NOT FOR RELEASE, PUBLICATION TO, DISTRIBUTION IN OR INTO THE UNITED STATES (EXCEPT TO QUALIFIED INSTITUTIONAL BUYERS, “QIBS”), CANADA, SOUTH AFRICA, AUSTRALIA OR JAPAN.

Ozon Announces Further Extension of the Initial Redemption Long Stop Date in respect of its $750 Million Convertible Bonds Due 2026

March 14, 2023 — Ozon Holdings PLC (NASDAQ and MOEX: “OZON”, thereafter referred to as “we”, “us”, “our”, “Ozon” or the “Company”), an operator of the leading Russian e-commerce platform, provides a further update in respect of its $750 million 1.875 per cent. senior unsecured convertible bonds due 2026 (“Bonds”) issued by the Company with ISIN: XS2304902443.

As announced in the Company’s press release dated January 30, 2023, the Company has been awaiting communication from the UK sanctions authority in order to implement the consents and amendments to the terms and conditions of the Bonds (the “Restructuring”) pursuant to the consent solicitation memorandum dated September 23, 2022 (the “Memorandum”) and therefore has extended the Initial Redemption Long Stop Date (as defined in the written resolutions duly passed on October 25, 2022 by the holders of over 75 per cent. in principal amount of the Bonds outstanding (the “Written Resolutions”)) and, accordingly, the Redemption Long Stop Date to March 15, 2023. Unless otherwise defined, capitalized terms used herein have the meaning given to them in the Written Resolutions.

The Company has been in ongoing correspondence with UK sanctions authority and still awaits communication from the UK sanctions authority indicating that no license or authorization is required in connection with the Restructuring or the issuing of such license or authorization to implement the Restructuring.

In light of the above and in accordance with the definition of the Redemption Long Stop Date, the Company and the holders as at the Record Date of over 33.4 per cent. in principal amount of the Bonds outstanding (including at least two members of the Ad Hoc Group) have agreed that the Initial Redemption Long Stop Date shall be further extended to March 31, 2023 for the purposes of satisfying the condition set out in paragraph (a) of the definition of the UK/EU/US Sanctions Approval Satisfaction Date. Accordingly, by such extension of the Initial Redemption Long Stop Date, the Redemption Long Stop Date has also been extended to March 31, 2023.

The extension of the Initial Redemption Long Stop Date is for the purposes of obtaining communication from the UK sanctions authority. The Company will announce separately when it obtains either the confirmation that no license is required or the licence, if applicable, is obtained from the UK sanctions authority.

About Ozon

Ozon is a leading multi-category e-commerce platform and one of the largest internet companies in Russia. Its fulfillment infrastructure and delivery network have some of the widest coverage among e-commerce players in the country, enabling Ozon to provide Russian population with fast and convenient delivery via couriers, pick-up points or parcel lockers. Its extensive logistics footprint and fast-developing marketplace platform allow thousands of entrepreneurs to sell their products across Russia’s 11 time zones and offer millions of customers one of the widest selections of goods across multiple product categories. Ozon actively seeks to expand its value-added services such as fintech. For more information, please visit https://corp.ozon.com/.

Contacts

Investor Relations

ir@ozon.ru

Press Office

pr@ozon.ru

Disclaimer

The information contained in this press release is restricted and is not for release, publication to, distribution in or into the United States (except to qualified institutional buyers, “QIBs”), Canada, South Africa, Australia or Japan. This communication does not constitute an offer to sell or purchase or a solicitation of an offer to sell or purchase, or the solicitation of tenders or consents with respect to the senior unsecured bonds of Ozon Holdings PLC (the “Company”), convertible into American Depositary Shares of the Company (the “Bonds”) or any other securities of the Company.

The information contained in this press release does not constitute an offer of, or the solicitation of an offer to buy or subscribe for an offer to purchase or the solicitation of an offer to sell any security in the United States (except to QIBs) (including its territories and dependencies, any State of the United States and the District of Columbia) or to any person in any other jurisdiction to whom or in which such offer or solicitation is unlawful and, in particular, is not for distribution in Australia, South Africa, Canada or Japan. The Bonds have not been and will not be registered under the United States Securities Act of 1933, as amended (the “Securities Act”), or under the applicable securities laws of Australia, South Africa, Canada or Japan, and the Bonds may not be offered or sold in the United States unless registered under the Securities Act or pursuant to an exemption from, or in a transaction not subject to, such registration requirements.

The information contained in this press-release does not constitute an offer of securities to the public: (a) within the meaning of Article 2(d) of Regulation (EU) 2017/1129 in the EEA; or (b) within the meaning of Article 2(d) Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018 (“EUWA”) in the United Kingdom by virtue of the European Union (Withdrawal) Act 2018.

This information contained in this press release is not an offer, or an invitation to make offers, to sell, exchange or otherwise transfer securities in the Russian Federation to or for the benefit of any Russian person or entity and does not constitute an advertisement or offering of securities in the Russian Federation within the meaning of Russian securities laws. Information contained in this press release is not intended for any persons in the Russian Federation who are not “qualified investors” within the meaning of article 51.2 of the Federal Law No. 39-FZ “On the Securities Market” dated 22 April 1996, as amended (the “Russian QIs”) and must not be distributed or circulated into Russia or made available in Russia to any persons who are not Russian QIs, unless and to the extent they are otherwise permitted to access such information under Russian law. The Bonds have not been and will not be registered or admitted to trading in Russia and are not intended for “placement”, “public placement”, “circulation” or “public circulation” in Russia (each as defined in Russian securities laws) by any means unless and to the extent otherwise permitted under Russian law. This information contained in this press release may not correspond to the risk profile of a particular investor, does not take into account one’s personal preferences and expectations on risk and/or profitability and does not constitute an individual investment recommendation for the purposes of Russian law.

The trademarks included herein are the property of the owners thereof and are used for reference purposes only. Such use should not be construed as an endorsement of the products or services of the Company.

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